Exhibit 12

EMERSON ELECTRIC CO. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in Millions)

	YEAR ENDED SEPTEMBER 30,										NINE MONTHS ENDED JUNE 30,
	2001		2002		2003		2004		2005		2006
Earnings:
Earnings before income taxes (a)	$1,650		1,622		1,452		1,893		2,200		1,957
Fixed charges	376		321		322		311		323		225

Earnings, as defined	$2,026		1,943		1,774		2,204		2,523		2,182

Fixed Charges:
Interest expense	$304		250		246		234		243		165
One-third of all rents	72		71		76		77		80		60

Total fixed charges	$376		321		322		311		323		225
Ratio of Earnings to Fixed Charges	5.4	x	6.1	x	5.5	x	7.1	x	7.8	x	9.7	x

(a)
Represents earnings from continuing operations before income taxes, cumulative effect of change in accounting principle and minority interests in the income of consolidated subsidiaries with fixed charges.